UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOL Energy Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2010 and 2009

		Page(s)

Reports of Independent Registered Public Accounting Firms		1-2

Financial Statements

Statements of Net Assets Available for Benefits		3

Statement of Changes in Net Assets Available For Benefits		4

Notes to Financial Statements		5-25

Supplemental Schedule

Schedule H, Part IV line 4(i) Schedule of Assets Held for Investment Purposes at End of Year		27-38

Note:	Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures		39

Exhibit 23 – Consents of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Investment Plan Committee, Audit Committee, and Participants of CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard, LLC

Pittsburgh, Pennsylvania

June 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Investment Plan Committee, Audit Committee, and Participants of CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ McCrory & McDowell LLC

Pittsburgh, Pennsylvania

June 25, 2010

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

(in thousands of dollars)	December 31
	2010	2009
ASSETS

Investments at Fair Value
Stable Value Fund	$606,905	$595,800
Interests in Registered Investment Companies	257,178	216,886
Collective Trusts	52,928	44,696
E.I. DuPont de Nemours & Company Common Stock	43,881	33,314
CONSOL Stock Fund	188,764	154,827
CNX Stock Fund	0	26,551
Daimler Chrysler AG Common Stock	0	39

	1,149,656	1,072,113

Receivables
Due from Broker for Securities Sold	591	985
Accrued Interest and Dividends	1	0
Notes Receivable from Participants	17,798	15,772

	18,390	16,757

Cash	485	277

Net Assets Reflecting All Investments at Fair Value	1,168,531	1,089,147

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(20,656)	(11,414)

NET ASSETS AVAILABLE FOR BENEFITS	$1,147,875	$1,077,733

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the Year Ended December 31, 2010

Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$40,330
Participants – Rollovers	26,972
Employer	25,670

92,972

Interest Income from Participants’ Notes Receivable	864

Investment Income:
Interest and Dividends	9,136
Net Appreciation in Fair Value of Investments	79,419

88,555

Total Additions	182,391

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	112,127
Administrative Expense	122

Total Deductions	112,249

Net Increase	70,142

Net Assets Available for Benefits
Beginning of Year	1,077,733

END OF YEAR	$1,147,875

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

1.	DESCRIPTION OF PLAN

The following brief description of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan established in 1953. Salaried, operations and maintenance, production and maintenance, and warehouse and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”) are eligible to participate in the Plan on the first day of the first full pay period following the start of regular full-time employment. In addition, casual employees are eligible to participate in the Plan upon completion of 1,000 or more hours of service within a 12 consecutive month period, commencing on the employee’s employment date or reemployment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2010 and 2009, the Plan offered CONSOL Energy common stock (“CONSOL Stock Fund”) as an investment option to Plan participants. The CONSOL Stock Fund is an Employee Stock Ownership Plan (“ESOP”), whereby participants in the Plan are given the opportunity to elect to receive cash for dividends declared on CONSOL Energy stock. If a participant does not make an election, the dividends are reinvested in the CONSOL stock fund. In addition, prior to June 1, 2010, the Plan offered CNX Gas Corporation (“CNX Gas”) common stock (“CNX Stock Fund”) as an investment option that was also part of the Plan’s ESOP. On June 1, 2010, the Company announced that it completed the acquisition of CNX Gas pursuant to a completed tender offer and short-form merger in which CNX Gas became a wholly owned subsidiary of the Company. As a result of this merger, CNX Gas common stock is no longer traded on the New York Stock Exchange and the CNX Stock Fund was eliminated as an investment option in the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

1.	DESCRIPTION OF PLAN (Continued)

Contributions – Each year participants can, with certain restrictions, contribute a maximum of 75% of eligible compensation to the Plan. Newly eligible employees automatically become participants in the Plan beginning with the first payroll deduction following forty-five days of employment (as defined by the Plan) and contribute at the rate of 6% of eligible compensation (4% for employees of Fairmont Supply Company and its subsidiaries, participating employers in the Plan that are a qualified separate line of business), unless the participant elects not to contribute. A participant may also designate from 1% to 75% (not to exceed $10,000) of any quarterly or annual incentive compensation payment as a supplemental contribution. Contributions may be made with before-tax or after-tax dollars.

CONSOL Energy matches these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation (fifty cents on every dollar up to 12% of eligible compensation for employees of Fairmont Supply Company and its subsidiaries). Company matching contributions for certain participants of the Plan are considered nonforfeitable, safe-harbor contributions within the meaning of that term under the final Internal Revenue Code (the “Code”) 401(k) and 401(m) regulations.

In addition, certain eligible employees of Fairmont Supply Company and its subsidiaries receive qualified non-elective contributions equal to $1,500 per year. Certain eligible employees of CNX Gas also receive qualified non-elective contributions equal to 3% of eligible compensation. The Company may also make discretionary contributions to the Plan ranging from 1% to 4% of eligible compensation for eligible employees (as defined by the Plan). There were no such discretionary contributions made by the Company for the years ending December 31, 2010 and 2009. Total contributions credited to a participant’s account (employee and employer, exclusive of catch-up contributions) may not exceed $49,000 per year for the years 2010 and 2009, respectively.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings and is charged with an allocation of administrative expenses and Plan investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

1.	DESCRIPTION OF PLAN (Continued)

Investment Options – Upon enrollment in the Plan, a participant may direct employee and Company contributions in any of the funds included in the supplemental schedule of assets held for investment purposes at end of year, except for Alliance Bernstein International Value Fund, Alger Mid Cap Growth Fund, Hotchkis & Wiley Mid Cap Value Fund (all effective May 17, 2011, see Note 9), E.I. DuPont de Nemours & Company (“DuPont”) Common Stock, and Fidelity Investments Low Price Stock Fund. These investment options are no longer available to Plan participants. In addition, the CNX Stock Fund and Daimler Chrysler AG (“Daimler”) Common Stock were eliminated as investments options in the Plan in June 2010.

Vesting – Participants are immediately vested in their voluntary contributions, the Company’s matching contributions, and any qualified non-elective contributions or discretionary contributions made by the Company plus actual earnings (losses) thereon.

Notes Receivable from Participants – Participants may borrow up to one-half of their account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence), are secured by the balance in the participant’s account, and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions. Interest rates ranged from 3.25% to 9.25% at December 31, 2010.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April 1 of the calendar year following the year in which the participant attains age 70 1/2. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the participant’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of a participant’s retirement, death, termination, attainment of age 59 1/2 or defined hardship. At December 31, 2010 and 2009, approximately $729,000 and $280,000 was payable to withdrawing participants, respectively.

Plan Termination – Although it has not expressed any intent to do so, CONSOL Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of DuPont, Daimler, CONSOL Energy and CNX Gas common stock are based on the average cost of the securities sold. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest on notes receivable from participants is recognized over the term of the notes and is calculated using a simple-interest method on principal amounts. If the participant does not make a loan repayment on at least a quarterly basis, the Plan administrator will consider the loan to be in default on the last day of the calendar quarter following the calendar quarter in which the last payment was due, and reclassified as a distribution based upon the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses – Expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain trustee and professional fees are paid by the Plan. Other administrative expenses are paid by CONSOL Energy at no cost to the Plan.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

ESOP – The Plan has a provision whereby participants may invest a portion or all of their account in Company stock. In accordance with the Code, if the Company stock held in a participant’s account is or becomes not readily tradable on an established market, then any participant who is otherwise entitled to a distribution from the Plan shall have the right to require the Company stock in their respective ESOP account be repurchased by the Company, which is classified as a put option. Participants who elect to invest their account balance in Company stock shall have voting rights commensurate with their shares and participants shall be fully vested at all times in dividends paid on the acquired Company stock. A participant shall have the right to diversify stock in their accounts pursuant to the provisions of the Plan document. At December 31, 2010 and 2009, and from the period since inception of the ESOP, there were no Company contributions in the form of stock.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board (“FASB”) issued new guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009, except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The partial adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available or benefits, or related disclosures.

In September 2010, the FASB issued guidance which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to also be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. This guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value and measurement disclosure requirements are similar between US GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect that the provisions of this pronouncement will have on its financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

3.	CONTRACTS WITH INSURANCE COMPANIES

The Plan has direct holdings of fully benefit-responsive investment contracts in its CONSOL Energy Inc. Stable Value Fund ( “Stable Value Fund” or “SVF”). The SVF is comprised of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”), and synthetic GICs (“SYN”), all of which are held with multiple insurance companies and banks. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their SVF investment at contract value for Plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to Plan documents (including complete or partial Plan termination or merger with another plan), changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Company or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary, location closings or layoffs) that cause a significant withdrawal from the Plan, or failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. Additionally, there are no reserves against contract value for credit risk of the contract issuers or otherwise.

Based on certain events specified in the fully benefit-responsive investment contracts (i.e. GICs, SAPs and SYNs), both the Plan and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

•	The Plan ceases to be exempt from federal income taxation under section 501(a) of the Code.

•

The Plan or its representative breaches material obligations under the investment contract such as failure to satisfy its fee payment obligations or failure to follow the contract’s equity wash provisions.

•	The Plan or its representatives makes a material misrepresentation.

•	The Plan makes a material amendment to the Plan (including complete or partial termination or merger with another plan) and/or the amendment adversely impacts the issuer.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

3.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

•	The Plan, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For SYNs, additional termination events include but are not limited to the following:

•	The investment manager of the underlying securities is replaced without the prior written consent of the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

For GICs, the contract value is adjusted to reflect a discounted value based on surrender charges and other penalties at termination. For SAPs and SYNs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a SYN that terminates with another SYN issuer. Both options help maintain stable contract value.

The aggregate crediting rates for all contracts as of December 31, 2010 and 2009 were 3.50% and 3.89%, respectively. Contract or crediting rates for GICs are negotiated with the issuer and are effective for the life of the contract. The contract or crediting rates for SAPs and SYNs are reset either four times or six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s current yield-to-maturity, duration, and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. If future crediting rates increase or decrease, the adjustment from fair value to contract value would change in the same direction. The average market value yield of the SVF based on the actual earnings of the underlying assets was approximately 5.89% and 9.64% in 2010 and 2009, respectively. The average yield of the SVF based on the actual interest rate credited to participants’ accounts in 2010 and 2009 was approximately 3.55% and 3.97%, respectively.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

3.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

Participants investing in the SVF or collective trusts are assigned units at the time of investment based on the net asset value per unit.

4.	FAIR VALUE MEASUREMENTS

US GAAP for fair value measurements provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

•

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

4.	FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Stable Value Fund – The SVF is comprised of a short-term investment fund in addition to GICs, SAPs and SYNs, all of which are held with multiple insurance companies and banks. These fully benefit-responsive contracts are valued at fair value on the statements of net assets available for benefits and are credited with actual earnings on the underlying investments and charges for participant withdrawals and administrative expenses. The following disclosures provide information about the nature of the investments in the SVF and how fair value of these investments is measured.

•

U.S. Government Security Fund – This security is a short-term investment fund (i.e. money market fund) designed to provide daily liquidity to the SVF and is stated at cost, which approximates fair value. The fund seeks to preserve a net asset value of $1 per share and can be validated with a sufficient level of market activity and therefore, is classified within Level 1 of the fair value hierarchy.

•

Guaranteed Investment Contracts – The insurer maintains the assets (underlying portfolio owned by insurer) of the GIC in a general account. GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (similar to weighted average life) considering the credit-worthiness of the issuer and have been classified within Level 2 of the fair value hierarchy.

•

Separate Account Portfolios – SAPs are comprised of two components, an underlying pool of assets and a “wrap” contract. The insurer owns the individual underlying assets and the wrap contract (similar to a GIC); however, the assets in a SAP are maintained in a separate account, fully fenced-off from the general assets of the insurer. Fair value of SAPs are determined by the market values of the underlying securities and the value of the wrap using observable market data by the insurer as of the valuation date, which approximates fair value. SAPs are classified within Level 2 of the fair value hierarchy.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

4.	FAIR VALUE MEASUREMENTS (Continued)

•

Synthetic GICs – SYNs are comprised of an underlying pool of assets (owned by the Plan) and a “wrap” contract. The individual investments in a SYN are valued at represented quoted market prices when available. Short-term investment funds are stated at amortized cost, which approximates fair value (Level 1). Fixed income collective trusts invest in high quality fixed income securities across the short, intermediate, and core sectors, and are valued at the net asset value per share on the valuation date (Level 2). Other fixed income funds include liquid government debt securities that are valued using the observable closing price reported in the active market in which the bond is traded (Level 1), and corporate bonds valued by a pricing service based on market transactions for comparable securities of issuers with similar credit ratings (Level 2). In addition, there is one fixed income fund that is valued at fair value based on certain security price validations and a review based on unobservable inputs and is therefore classified within Level 3 of the fair value hierarchy. Any accrued interest on the underlying investments in the SYNs is also included as a component of the fair value of those investments. At December 31, 2010, the fair value of the wrap is determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions. That change in fees is applied to the year-end book value of the contract to determine the wrap contract’s fair value. At December 31, 2009, the fair value of the wrap was determined using a discounted cash flow model which considered recent rebids, discount rates, and the duration of the underlying portfolio. Wrap contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of GICs. The wrap contract provides that benefit-responsive transactions may be processed at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability, or death, or participant-directed transfers, in accordance with the terms of the Plan (see Note 3).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

4.	FAIR VALUE MEASUREMENTS (Continued)

Interests in Registered Investment Companies – The shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended interest in a registered investment company and valued using a market approach. Fair value is based on a daily net asset value that can be validated with a sufficient level of observable activity (i.e. purchases and sales at net asset value) and therefore these interests in registered investment companies have been classified within Level 1 of the fair value hierarchy.

Collective Trusts – Collective trusts are valued at the net asset values per unit as determined by the collective trusts as of the valuation date, which approximates fair value. Collective trusts are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. Collective trusts held by the Plan provide for daily redemptions by the Plan at reported net asset value with no advance notice requirement. The Plan is permitted to redeem investment units at net asset value on the measurement date. Due in part to the units of the collective trusts not being actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

Common Stocks and Common Stock Funds – DuPont Common Stock, CONSOL Stock Fund, and the fair value of CNX Stock Fund and Daimler Common Stock held by the Plan on December 31, 2009, are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the respective Plan year. As a result, the fair value measurements of these investments have been classified within Level 1 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

4.	FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

(in thousands of dollars)	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Stable Value Fund:
Guaranteed Investment Contracts	$0	$53,389	$0	$53,389
Separate Account Portfolios	0	102,806	0	102,806
U.S. Government Security Fund	27,383	0	0	27,383
Fixed Income Collective Trusts	0	312,103	0	312,103
Other Fixed Income Funds	27,305	45,469	80	72,854
Short-Term Investment Funds	38,305	7	0	38,312
Wrap Contracts	0	56	0	56
Common Stock – Other	0	2	0	2

Total Stable Value Fund	92,993	513,832	80	606,905

Registered Investment Companies:
Foreign Large-Cap Value Fund	861	0	0	861
Foreign Large-Cap Blend Funds	52,093	0	0	52,093
Mid-Cap Growth Funds	41,194	0	0	41,194
Mid-Cap Blend Fund	8,766	0	0	8,766
Mid-Cap Value Fund	18,911	0	0	18,911
Intermediate-Term Fixed Income Funds	53,797	0	0	53,797
Large-Cap Blend Fund	39,878	0	0	39,878
Large-Cap Value Fund	23,934	0	0	23,934
Large-Cap Growth Fund	17,744	0	0	17,744

Total Registered Investment Companies	257,178	0	0	257,178

Collective Trusts:
Mid-Cap Blend Fund	0	12,643	0	12,643
Index Fund	0	40,285	0	40,285

Total Collective Trusts	0	52,928	0	52,928
Common Stock:
E.I. DuPont de Nemours & Company	43,881	0	0	43,881
CONSOL Stock Fund	188,764	0	0	188,764

Total Assets at Fair Value	$582,816	$566,760	$80	$1,149,656

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

4.	FAIR VALUE MEASUREMENTS (Continued)

(in thousands of dollars)	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Stable Value Fund:
Guaranteed Investment Contracts	$0	$68,009	$0	$68,009
U.S. Government Security Fund	11,973	0	0	11,973
Fixed Income Mutual Fund	86,098	0	0	86,098
Fixed Income Collective Trusts	0	350,355	0	350,355
Other Fixed Income Funds	0	38,204	88	38,292
Short-Term Investment Fund	0	36,262	0	36,262
Wrap Contracts	0	4,811	0	4,811

Total Stable Value Fund	98,071	497,641	88	595,800

Registered Investment Companies:
Foreign Large-Cap Value Fund	899	0	0	899
Foreign Large-Cap Blend Funds	44,022	0	0	44,022
Mid-Cap Growth Funds	30,545	0	0	30,545
Mid-Cap Blend Fund	8,069	0	0	8,069
Mid-Cap Value Fund	14,715	0	0	14,715
Intermediate-Term Fixed Income Funds	48,364	0	0	48,364
Large-Cap Blend Fund	30,379	0	0	30,379
Large-Cap Value Fund	22,147	0	0	22,147
Large-Cap Growth Fund	17,746	0	0	17,746

Total Registered Investment Companies	216,886	0	0	216,886

Collective Trusts:
Mid-Cap Blend Fund	0	7,520	0	7,520
Index Fund	0	37,176	0	37,176

Total Collective Trusts	0	44,696	0	44,696
Common Stock:
E.I. DuPont de Nemours & Company	33,314	0	0	33,314
CONSOL Stock Fund	154,827	0	0	154,827
CNX Stock Fund	26,551	0	0	26,551
Daimler Chrysler AG	39	0	0	39

Total Assets at Fair Value	$529,688	$542,337	$88	$1,072,113

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

4.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 asset for the year ended December 31, 2010:

Level 3 Assets
(in thousands of dollars)	For the Year Ended December 31, 2010
Stable Value Fund-Other Fixed Income Funds

Balance, Beginning of Year	$88
Unrealized Losses Relating to Instruments Still Held at the Reporting Date	(2)
Purchases, Sales, Issuances and Settlements – Net	(6)

Balance, End of Year	$80

Amount of Total Losses for the Period Attributable to the Change in Unrealized Losses Relating to Assets Still Held at the Reporting Date	$(2)

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfers from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. The Plan reclassified certain underlying SYN assets totaling approximately $14,300,000 from Level 2 to Level 1 within the fair value hierarchy because certain significant inputs became observable more frequently due to increased market activity and increased liquidity of these investments during the year ended December 31, 2010.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

5.	INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2010		2009

CONSOL Stock Fund	$188,764		$154,827
*Metropolitan Life Insurance Co. (SAP)	64,604		0	**
*Jennison Intermediate Core Bond Fund	62,561		0	**
*Prudential Core Cons. Inter. Bond Fund	61,443		0	**
*PIMCO Low Duration Fund	0	**	86,098
*GEM Trust Short Duration	71,283		74,099
*GEM Trust Risk-Controlled 2	27,544	**	73,667
*GEM Trust Opportunistic 1	8,009	**	60,284
*GEM Trust Opportunistic 2	33,982	**	77,588
*GEM Trust Opportunistic 3	47,281	**	64,718

*	These investments are included in the Stable Value Fund.
**	For comparative purposes only. Amount does not exceed 5% of net assets available for benefits.

During 2010 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $79,419,000 as follows:

(in thousands of dollars)	Net Appreciation (Depreciation) in Fair Value of Investments

Stable Value Fund	$20,171
Registered Investment Companies	25,127
Common Stock:
E.I. DuPont de Nemours & Company	14,606
CONSOL Stock Fund	3,756
CNX Stock Fund	8,164
Daimler Chrysler AG	(1)
Collective Trusts	7,596

$79,419

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

5.	INVESTMENTS (Continued)

The SVF is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The SVF includes traditional GICs and SAPs as well as SYNs. SYNs provide for a return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrap contract issued by a third party. Included in the contract value of SYNs is approximately $(18,300,000) and $(3,900,000) at December 31, 2010 and 2009, respectively, attributable to wrap contract providers representing the amounts by which the value of contracts are less than the value of the underlying assets.

The following reflects the adjustment between the underlying securities and the insurance contract values in the SVF:

	December 31
(in thousands of dollars)	2010	2009

Investments at Fair Value	$606,849	$590,989
Wrap Contracts (at Fair Value)	56	4,811

	606,905	595,800
Adjustment from Fair Value to Contract Value	(20,656)	(11,414)

Investments at Contract Value	$586,249	$584,386

The composition of assets of the SVF at contract value as of December 31, 2010 and 2009 are as follows:

(in thousands of dollars)	2010	2009

Synthetic Guaranteed Investment Contracts	$404,932	$507,139
Separate Account Portfolios	103,360	0
Guaranteed Investment Contracts	49,299	63,895
Short-term Investments	28,658	13,352

	$586,249	$584,386

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

5.	INVESTMENTS (Continued)

SYNs within the SVF are comprised of the following:

		December 31
(in thousands of dollars)	Credit Rating	2010	2009

SYNs (at Contract Value):
Prudential Retirement Ins. & Annuity Co.	AAA	$125,396	$0
AIG Life Insurance Company	AAA	0	31,230
ING Life Insurance & Annuity Co.	AAA	42,371	31,230
JPMorgan Chase Bank	AAA	0	31,230
Monumental Life Insurance Co.	AAA	42,371	31,229
State Street Bank & Trust	AAA	42,370	31,229
AIG Life Insurance Company	AA	0	70,198
ING Life Insurance & Annuity Co.	AA	50,808	70,198
JPMorgan Chase Bank	AA	0	70,198
Monumental Life Insurance Co.	AA	50,808	70,198
State Street Bank & Trust	AA	50,808	70,199

Total SYNs (at Contract Value)		$404,932	$507,139

The composition of changes in net assets of the SVF for the year ended December 31, 2010 is as follows:

(in thousands of dollars)

Employer Contributions	$7,996
Participant Contributions and Rollovers	36,622

Total Contributions	44,618
Interest and Dividend Income	415
Net Realized/Unrealized Appreciation in Investment Value	20,171
Benefits Paid to Participants	(53,854)
Administrative Expense	(32)
Net Loan Activity	(498)
Net Interfund Transfers	(8,957)

Increase in Net Assets Available for Benefits	1,863
Net Assets Available for Benefits
Beginning of Year	584,386

End of Year	$586,249

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

6.	TAX STATUS

The Plan obtained its latest determination letter on June 3, 2011, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code through the amendments executed on or before December 29, 2009. The Plan has since been amended. Plan management and Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) and related interest and penalties or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, and the IRS continues its audit of the Plan for the year ending December 31, 2005. The Plan administrator expects to conclude this examination and, if necessary, remit payment of any tax deficiency and related penalty and interest prior to June 30, 2012. However, any resulting tax deficiency from the IRS examination cannot be estimated at this time. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2005.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

(in thousands of dollars)	2010	2009

Net Assets Available for Benefits per the Financial Statements	$1,147,875	$1,077,733
Amounts Allocated to Withdrawing Participants	(729)	(280)

Net Assets Available for Benefits per the Form 5500	$1,147,146	$1,077,453

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010, to Form 5500:

(in thousands of dollars)

Benefits Paid to Participants per the Financial Statements	$112,127
Amounts Allocated to Withdrawing Participants at December 31, 2010	729
Less: Amounts Allocated to Withdrawing Participants at December 31, 2009	(280)

Benefits Paid to Participants per Form 5500	$112,576

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010, but not yet paid as of that date.

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments include several underlying SYN assets and a short-term investment fund within the SVF as well as two collective investment funds managed by Bank of America Merrill Lynch (“Merrill Lynch”, a wholly owned subsidiary of Bank of America Corporation). Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. In addition, other underlying SYN assets include funds managed by State Street Bank & Trust, one of the custodians of the Plan. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to participants, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 3,872,881 shares and 3,108,973 shares of CONSOL Energy common stock at December 31, 2010 and 2009, respectively. The CNX Stock Fund, another investment vehicle available to participants until June 2010 (see also Note 1), contained stock of CNX Gas. The Plan held 899,429 shares of CNX Gas common stock on December 31, 2009 and continued to hold CNX Gas common stock until it was eliminated as an investment option in the Plan in June 2010.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

9.	SUBSEQUENT EVENTS

Effective January 1, 2011, the Plan was amended to eliminate the qualified non-elective contribution provision equal to 3% of eligible compensation for certain eligible employees of CNX Gas. There will be no qualified non-elective contributions made to the participant accounts of employees of CNX Gas on or after January 1, 2011.

As a result of a recent review, the Plan administrator decided to eliminate Alliance Bernstein International Value Fund, Alger Mid Cap Growth Fund, Hotchkis and Wiley Mid Cap Value Fund, and Fidelity Investments Low Priced Stock Fund as investments in the Plan effective May 17, 2011. Any investments in the options that were eliminated were transferred to alternative existing investment options in the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Common Stock
*	CONSOL Stock Fund		3,872,881	$188,764
	E.I. DuPont de Nemours & Company		879,730	43,881

	Total Common Stock			232,645

	Interests in Registered Investment Companies

	Alliance Bernstein	International Value Fund	62,813	861
	Columbia	Acorn Fund	796,220	24,038
	Fidelity Investments	Low Priced Stock Fund	228,397	8,766
	PIMCO	Total Return Fund	3,419,497	37,101
	Davis New York	Venture Fund	1,149,558	39,878
	American Funds	Europacific Growth Fund	483,571	19,976
	Hotchkis and Wiley	Mid Cap Value Fund	788,602	18,911
	Alger	Mid Cap Growth Fund	1,208,155	17,156
	BlackRock	Basic Value Fund	929,825	23,934
	Legg Mason ClearBridge	Large Cap Growth Fund	695,587	17,744
	Vanguard	Bond Market Index Fund	1,575,124	16,696
	Vanguard	International Stock Fund	2,037,853	32,117

	Total Interests in Registered Investment Companies			257,178

	Stable Value Fund

	Hartford Life Insurance Company	GIC, 4.60%, 06/01/2011	2,441,080	2,441
	Metropolitan Life Insurance Co.	GIC, 5.50%, 02/01/2014	5,756,084	5,756
	Metropolitan Life Insurance Co.	GIC, 5.83%, 12/01/2013	5,778,388	5,778
	Metropolitan Life Insurance Co.	GIC, 4.50%, 05/02/2011	3,776,350	3,776
	Principal Life Insurance Co.	GIC, 4.95%, 11/02/2012	2,725,167	2,725
	Principal Life Insurance Co.	GIC, 5.20%, 01/01/2014	5,703,620	5,704
	Prudential Retirement Ins. & Annuity Co.	GIC, 5.68%, 04/02/2012	11,801,741	11,802
	Prudential Retirement Ins. & Annuity Co.	GIC, 4.62%, 12/02/2013	11,316,538	11,317
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 0.67%, opened	38,756,558	38,756
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 2.09%, opened	64,603,624	64,604
*	Merrill Lynch Government Fund	Money Market Fund, 0.04%	28,657,805	28,658
	Prudential Separate Account Wrap:
	Prudential Retirement Ins. & Annuity Co.	Synthetic GIC, 2.50%, opened	125,395,999
	Underlying Security Description:
	Jennison Intermediate Core Bond Fund	Collective Trust	6,239,857	62,561

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Prudential Core Cons. Inter. Bond Fund	Collective Trust	6,157,516	61,443
	Prudential Retirement Ins. & Annuity Co.	Synthetic Wrap Agreement***		1,392
	Perpetual Window Global Wrap:
	ING Life Insurance & Annuity Co.	Synthetic GIC, 2.87%, opened	42,370,703
	Monumental Life Insurance Co.	Synthetic GIC, 2.87%, opened	42,370,703
*	State Street Bank & Trust	Synthetic GIC, 2.87%, opened	42,370,703
	Underlying Security Description:
	GEM Trust Short Duration	5,970,094.7682 units of participation		71,283
	US Dollar	CASH	17,423	17
	Credit Suisse Securities LLC	Cash as Collateral for Futures	7,000	7
	United States Treas Bills	0.01% 16 Jun 2011	100,000	100
	Treasury Bill	0% 26 May 2011	100,000	100
	United States Treas Bills	03 Mar 2011	100,000	100
	Treasury Bill	0.01% 09 Jun 2011	300,000	300
*	State Street Bank & Trust	0.24% 31 Dec 2030 Short Term Invest. Fund	1,599,522	1,600
	United States Treas Bills	0.194% 13 Jan 2011	5,300,000	5,300
	United States Treas Bills	0.118% 06 Jan 2011	17,600,000	17,600
	Credit Suisse Sec LLC COC	Cash as Collateral for Futures	2,000	2
	FNMA TBA Single Family Jan 15	4% 01 Dec 2099	(1,000,000)	(1,030)
	Transocean Inc	6.5% 15 Nov 2020	60,000	64
	National Rural Utils Coop Fin	1.9% 01 Nov 2015	100,000	97
	United Parcel Service	4.875% 15 Nov 2040	100,000	97
	FHR 3725 FA	1200% 15 Aug 2039	98,984	99
	Kilroy Realty Corp	5% 03 Nov 2015	100,000	99
	BP Capital Markets PLC	4.5% 01 Oct 2020	100,000	100
	Healthcare Realty Trust	5.75% 15 Jan 2021	100,000	100
	Intl Lease Finance Corp	6.75% 01 Sep 2016	100,000	107
	Wal Mart Stores Inc	3.25% 25 Oct 2020	200,000	188
	AMB Property LP	4% 15 Jan 2018	200,000	190
	DCP Midstream Operating	3.25% 01 Oct 2015	200,000	197
	EOG Resources Inc	1.061% 03 Feb 2014	200,000	200
	PPHEA 2010 2 A1	1.435% 01 Oct 2035	200,000	202
	Tyco Electronics Group S	4.875% 15 Jan 2021	200,000	202
	Credit Suisse Coml Mtg Tr	5.694% 15 Sep 2040	200,000	208
	Vale Overseas LTD	6.25% 23 Jan 2017	200,000	223
	FNR 2010 129 FM	0.755% 25 Nov 2040	284,548	284
	Dow Chemical Co	2.5% 15 Feb 2016	300,000	288
	FNR 2007 38 FC	0.682% 25 May 2037	289,164	288
	FHR 3318 FL	0.655% 15 May 2037	289,770	289
	Royal Bk Of Scotland Ct	1.678% 15 Oct 2012	300,000	300

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	FHR 3747 WF	1% 15 Oct 2040	398,392	395
	Fannie Mae	1% 21 Jan 2024	400,000	400
	FHR 3743 FA	0.855% 15 Oct 2040	482,669	480
	FHR 3740 DF	0.74% 15 Oct 2040	482,982	482
	WI Treasury Sec	1.25% 30 Sep 2015	500,000	485
	FNR 2010 136 FA	0.756% 25 Dec 2040	592,132	591
	Federal Natl Mtg Assn	6.318% 15 Jun 2027	600,000	643
	FNMA TBA 15 Yr	3.5% 01 Dec 2099	1,000,000	1,007
	FNMA TBA Jan 30 Single Fam	4.5% 01 Dec 2099	1,000,000	1,026
	FNMA Pool 932323	4.5% 01 Dec 2039	1,000,000	1,028
	FNMA TBA Nov 15Yr	4% 01 Dec 2099	1,000,000	1,030
	US Treasury N/B	0.5% 30 Nov 2012	1,600,000	1,598
	WI Treasury Sec	2.375% 31 Jul 2017	1,700,000	1,678
	FHR 3758 FA	0.725% 15 Nov 2040	2,330,391	2,327
	WI Treasury N/B	2.5% 31 Jul 2014	19,100,000	19,976
	90 Day Eurodollar Futures CME	14 Mar 2011	3,000,000	0
	Various Payables			(1,812)
	Various Insurance Companies	Synthetic Wrap Agreements***		(3,423)
	Total Return Tier Global Wrap:
	ING Life Insurance & Annuity Co.	Synthetic GIC, 6.22%, opened	50,807,918
	Monumental Life Insurance Co.	Synthetic GIC, 6.22%, opened	50,807,918
*	State Street Bank & Trust	Synthetic GIC, 6.22%, opened	50,807,918
	Underlying Security Description:
	GEM Trust Risk-Controlled 2	1,991,887.0598 units of participation		27,544
	GEM Trust Opportunistic 1	617,254.9139 units of participation		8,009
	GEM Trust Opportunistic 2	2,371,894.8393 units of participation		33,982
	GEM Trust Opportunistic 3	3,528,679.9870 units of participation		47,281
*	State Street Bank & Trust	0.22% 31 Dec 2030 Short Term Invest.Fund	13,188,709	13,189
	LB UBS Coml Mtg Tr	6.51% 15 Dec 2026	163	0
	FNMA Pool 318107	7% 01 Aug 2025	394	0
	FNMA Pool 306974	7.5% 01 Jun 2025	533	1
	GNMA Pool 373712	6.5% 15 Apr 2026	833	1
	GNMA II Pool 002348	6% 20 Nov 2011	1,017	1
	Coors Brewing Co	6.375% 15 May 2012	1,000	1
	GNMA Pool 373607	6.5% 15 Mar 2026	1,374	2
	GNMA Pool 780975	6% 15 Feb 2029	1,614	2
	Fed Hm Ln Pc Pool D28599	7.5% 01 Dec 2022	3,703	4
	GNMA Pool 412583	6.5% 15 Apr 2026	4,108	5
	General Elec Cap Corp	5.875% 15 Feb 2012	5,000	5
	Kraft Foods Inc	6.25% 01 Jun 2012	5,000	5

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Federal Natl Mtg Assn Remic	9.99% 25 Sep 2017	4,676	5
	Comcast Cable Communications	7.125% 15 Jun 2013	5,000	6
	GNMA Pool 419569	6.5% 15 Feb 2026	5,697	6
	FNMA Pool 414547	7% 01 Feb 2028	6,517	7
	GNMA Pool 288117	10% 15 Mar 2020	6,617	8
	Marathon Oil Corp	7.5% 15 Feb 2019	7,000	9
	Dell Inc	5.625% 15 Apr 2014	8,000	9
	GNMA Pool 412234	6.5% 15 May 2026	8,284	9
	Black + Decker	8.95% 15 Apr 2014	8,000	10
	March + McLennan Cos Inc	9.25% 15 Apr 2019	8,000	10
	Citifinacial Mtg Secs Inc	1% 25 Oct 2033	10,344	10
	CVS Caremark Corp	6.6% 15 Mar 2019	9,000	11
	Fed Hm Ln Pc Pool G02405	5.5% 01 Mar 2036	10,205	11
	Jackson Natl Life Global Fdg	5.375% 08 May 2013	11,000	12
	Fed Hm Ln Pc Pool C80253	9% 01 Jan 2025	10,085	12
	FNMA Pool 987022	5.5% 01 Aug 2038	11,446	12
	Federal Natl Mtg Assn	0% 09 Oct 2019	21,000	13
	Florence Italy	6.14% 15 Apr 2014	13,300	14
	GNMA Pool 296513	10% 15 Dec 2020	12,099	14
	Hartford Finl Svcs Group Inc	5.375% 15 Mar 2017	15,000	15
*	Merrill Lynch Mtg Invs Inc	1% 10 Dec 2029	15,377	15
	Fed Hm Ln Pc Pool A53740	5.5% 01 Nov 2036	14,745	16
	Fortune Brands Inc	6.375% 15 Jun 2014	15,000	16
	EOG Resources Inc	5.625% 01 Jun 2019	15,000	17
	Credit Suisse First Boston USA	6.125% 15 Nov 2011	16,000	17
	TJX Cos Inc	4.2% 15 Aug 2015	16,000	17
	Entergy Mississippi	6.64% 01 Jul 2019	15,000	17
	Bemis Company Inc	6.8% 01 Aug 2019	15,000	17
	Wells Fargo Mtg Backed Secs	4.1% 25 Jun 2033	17,168	17
	Ingersoll Rand Gl Hld Co	9.5% 15 Apr 2014	15,000	18
	TJX Cos Inc	6.95% 15 Apr 2019	15,000	18
	Panhandle East Pipe Line	8.125% 01 Jun 2019	16,000	18
	Bellsouth Corp	5.2% 15 Dec 2016	17,000	19
	Citigroup Inc	5.5% 27 Aug 2012	18,000	19
	Intl Bk For Recon + Dev	0.01% 15 Feb 2015	21,000	19
	Fed Hm Ln Pc Pool A76334	4.5% 01 Apr 2038	19,269	20
	Citigroup Inc	5.25% 27 Feb 2012	19,000	20
	Comm 2001 J1	1% 15 Feb 2034	20,058	20
	Fed Hm Ln Pc Pool A83616	5.5% 01 Dec 2038	18,855	20
	BHP Billiton Fin USA LTD	6.5% 01 Apr 2019	17,000	20

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	GNMA Pool 426119	8% 15 Jun 2026	17,233	20
	Comcast Corp New	5.7% 15 May 2018	19,000	21
	GNMA Pool 457932	6% 15 Dec 2028	18,946	21
	GNMA Pool 424276	6.5% 15 Mar 2026	18,603	21
	Valspar Corp	6.05% 01 May 2017	20,000	22
	Fed Hm Ln Pc Pool A82327	5.5% 01 Oct 2038	20,593	22
	Union Elec Co	6.7% 01 Feb 2019	19,000	22
	New Brunswick Prov CDA	5.2% 21 Feb 2017	20,000	22
	Residential Asset Mtg Prods	4.57% 25 Nov 2032	22,686	23
	Oracle Corp	5.75% 15 Apr 2018	20,000	23
	Arrow Electronics Inc	3.375% 01 Nov 2015	25,000	24
	Harsco Corp	2.7% 15 Oct 2015	25,000	24
	Metlife Inc	7.717% 15 Feb 2019	20,000	25
	Prudential Finl Inc	5.1% 14 Dec 2011	24,000	25
	Century Link	6.15% 15 Sep 2019	25,000	25
	Kroger Co	6.8% 01 Apr 2011	25,000	25
	Federal Natl Mtg Assn	5.25% 01 Aug 2012	24,000	26
	Borgwarner Inc	4.625% 15 Sep 2020	26,000	26
	Time Warner Cable Inc	3.5% 01 Feb 2015	25,000	26
	Prudential Financial Inc	3.875% 14 Jan 2015	25,000	26
	Sunoco Logistics Partner	5.5% 15 Feb 2020	25,000	26
	Goldman Sachs Group Inc	5.375% 15 Mar 2020	25,000	26
	Duke Realty LP	5.95% 15 Feb 2017	25,000	26
	GNMA Pool 735691	4.5% 15 Apr 2040	25,216	26
	Continental Airls Pass Thru Tr	6.94% 15 Apr 2015	25,233	26
	Comcast Corp	5.15% 01 Mar 2020	25,000	26
	Petroleos Mexicanos	4.875% 15 Mar 2015	25,000	26
	Comcast Corp New	6.3% 15 Nov 2017	23,000	26
	Cliffs Natural Resources	5.9% 15 Mar 2020	25,000	26
	Alleghany Corp	5.625% 15 Sep 2020	27,000	26
	Petroleos Mexicanos	6% 05 Mar 2020	25,000	27
	Commonwealth Edison Co	6.15% 15 Mar 2012	25,000	27
	Walt Disney Company	4.7% 01 Dec 2012	25,000	27
	Goldman Sachs Group Inc	5.95% 18 Jan 2018	25,000	27
	Prudential Mtg Cap Fdg LLC	6.605% 10 May 2034	27,014	27
	Reed Elsevier Cap Inc	7.75% 15 Jan 2014	24,000	27
	Federal Realty Invs Trst	5.95% 15 Aug 2014	25,000	28
	Citigroup Inc	6.375% 12 Aug 2014	25,000	28
	Federal Home Ln Bks	4.625% 09 Mar 2018	25,000	28
	Marathon Oil Corp	6.8% 15 Mar 2032	25,000	29

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Federal Natl Mtg Assn Remic	8.5% 25 Sep 2021	25,258	29
	Hartford Finl Svcs Grp	5.5% 30 Mar 2020	29,000	29
	FNMA Pool 986390	5% 01 Jul 2038	28,700	30
	Mastr Asset Securitization Tr	1% 25 May 2033	33,992	30
	Duke Energy Carolinas LLC	7% 15 Nov 2018	25,000	31
*	Merrill Lynch + Co Inc	6.4% 28 Aug 2017	29,000	31
	Capital One Financial Co	7.375% 23 May 2014	27,000	31
	Talisman Energy	7.75% 01 Jun 2019	25,000	31
	Goldman Sachs Group Inc	5.7% 01 Sep 2012	29,000	31
	Valero Energy Corp	9.375% 15 Mar 2019	25,000	31
	Pacific Life Global Fdg	5.15% 15 Apr 2013	30,000	32
	American Intl Group	6.4% 15 Dec 2020	31,000	33
	Bear Stearns Cos Inc	5.3% 30 Oct 2015	30,000	33
	Peco Energy Co	5% 01 Oct 2014	30,000	33
	Magellan Midstream Partn	6.55% 15 Jul 2019	30,000	34
	Donnelley RR + Sons	8.6% 15 Aug 2016	30,000	34
	Nevada Pwr Co	6.5% 15 May 2018	30,000	35
	Xerox Corporation	4.25% 15 Feb 2015	33,000	35
	Airgas Inc	4.5% 15 Sep 2014	33,000	35
	Ford Mtr Cr Co	7.375% 01 Feb 2011	35,000	35
	Duke Realty LP	8.25% 15 Aug 2019	30,000	35
	Prudential Finl Inc	6.1% 15 Jun 2017	32,000	35
	Autozone Inc	5.75% 15 Jan 2015	33,000	36
	France Telecom	5.375% 08 Jul 2019	33,000	37
	Commercial Cr Group Inc	6.625% 01 Jun 2015	34,000	37
	Financing Corp	10.35% 03 Aug 2018	25,000	37
	Aflac Inc	5.15% 15 May 2019	30,000	37
	Valero Energy Corp	6.125% 01 Feb 2020	35,000	37
	American Express Co	8.125% 20 May 2019	30,000	37
	McDonalds Corp	4.125% 01 Jun 2013	35,000	37
	General Elec Cap Corp	5.5% 08 Jan 2020	35,000	37
	Lincoln Natl Corp In	8.75% 01 Jul 2019	30,000	38
	FNMA Pool 906693	5.5% 01 Dec 2036	35,174	38
	Kraft Foods Inc	4.125% 09 Feb 2016	36,000	38
	LB UBS Coml Mtg Tr	6.653% 15 Nov 2027	37,929	38
	Nationwide Life Global Fdg	5.45% 02 Oct 2012	37,000	38
	Biomed Realty LP	6.125% 15 Apr 2020	37,000	39
	FNMA Pool 323347	7% 01 Sep 2028	34,360	39
	Simon Property Group LP	6.75% 15 May 2014	35,000	39
	MetLife Inc	6.75% 01 Jun 2016	34,000	39

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	JC Penney Inc	7.625% 01 Mar 2097	45,000	40
	Federal Home Loan Mtg Corp	5.875% 21 Mar 2011	40,000	40
	Time Warner Inc	4.875% 15 Mar 2020	39,000	41
	Ppl Energy Supply LLC	6.2% 15 May 2016	37,000	41
	MetLife Inc	6.817% 15 Aug 2018	35,000	41
	National Retail Pptys Inc	6.875% 15 Oct 2017	38,000	41
	HCC Insurance Holdings I	6.3% 15 Nov 2019	39,000	41
	Keycorp Mtn Book Entry	6.5% 14 May 2013	38,000	41
	FNMA Pool 928560	5.5% 01 Jul 2037	39,286	42
	John Deere Cap Corp	7% 15 Mar 2012	40,000	43
	Principal Life Income FundTr	5.15% 30 Sep 2011	42,000	43
	Time Warner Inc	3.15% 15 Jul 2015	43,000	44
	Nationsbank Corp	7.8% 15 Sep 2016	40,000	44
	Home Depot Inc	3.95% 15 Sep 2020	46,000	45
	Caterpillar Financial Se	6.125% 17 Feb 2014	40,000	45
	Federal Natl Mtg Assn	4.625% 01 May 2013	42,000	45
	Duke Rlty LTD Partnership	3.75% 01 Dec 2011	45,000	46
	British Sky Broadcasting Group	9.5% 15 Nov 2018	35,000	46
	IBM Corp	7.125% 01 Dec 2096	40,000	47
	Diageo Cap PLC	5.5% 30 Sep 2016	42,000	47
	Allstate Corp	6.125% 15 Feb 2012	45,000	47
	Continental Airls Pass Thru Tr	7.256% 15 Mar 2020	44,255	48
	Anheuser Busch Invev Worldwide	7.75% 15 Jan 2019	39,000	49
	GNMA Pool 413641	6.5% 15 Apr 2026	43,342	49
*	Merrill Lynch + Co	6.875% 25 Apr 2018	45,000	49
	Jackson Natl Life Global Fdg	6.125% 30 May 2012	47,000	50
	Axis Specialty Finance	5.875% 01 Jun 2020	50,000	50
	GNMA Pool 377590	8% 15 Aug 2025	42,319	50
	Northwest Airls Pass Thru Trs	6.841% 01 Oct 2012	50,000	51
	Westlb AG New York Brh	4.796% 15 Jul 2015	48,000	51
	Royal Bank Of Scotland Grp PLC	4.7% 03 Jul 2018	61,000	52
	CSX Corp	7.375% 01 Feb 2019	43,000	52
	First Niagara Fin Grp	6.75% 19 Mar 2020	50,000	52
	Principal Financial Group	8.875% 15 May 2019	42,000	53
	Niagara Mohawk Power	4.881% 15 Aug 2019	50,000	53
	Assurant Inc	6.75% 15 Feb 2034	55,000	54
	Federal Natl Mtg Assn	5.125% 02 Jan 2014	51,000	56
	Contl Airlines 2007 1	5.983% 19 Apr 2022	53,054	56
	SBIC 2004 10A 1	4.12% 10 Mar 2014	54,319	57
	Gannett Co Inc	5.75% 01 Jun 2011	56,000	57

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	AT+T Inc	6.7% 15 Nov 2013	50,000	57
	AT+T Broadband Corp	8.375% 15 Mar 2013	50,000	57
	PNC Funding Corp	4.25% 21 Sep 2015	56,000	59
	Empresa Nacional De Electricid	8.625% 01 Aug 2015	50,000	59
	TIAA Seasoned Coml Mtg Tr	5.640% 15 Aug 2039	58,491	60
	US Treasury Nts	2.375% 15 Jan 2017	54,225	60
	Cincinnati Finl Corp	6.125% 01 Nov 2034	65,000	61
	Massachusetss Mut Life Ins Co	5.625% 15 May 2033	70,000	62
	Landwirtsch Rentenbank	3.125% 15 Jul 2015	62,000	64
	General Elec Cap Corp	5.9% 13 May 2014	58,000	64
	Becton Dickinson + Co	5% 15 May 2019	60,000	65
	Sprint Cap Corp	8.75% 15 Mar 2032	65,000	66
	Structured Asset Secs Corp	1% 25 Jul 2034	65,852	66
	Tennessee Valley Authority	6.25% 15 Dec 2017	55,000	66
	Residential Asst Mtg Prods Inc	5.634% 25 Jan 2034	72,465	66
	Corning Inc	7% 15 May 2024	59,000	68
	Petroleos Mexicanos	8% 03 May 2019	57,000	69
	MSM 2004 10AR 2A1	3.229% 25 Nov 2034	74,747	71
	Qwest Capital Funding	6.875% 15 Jul 2028	76,000	71
	Residential Asset Mortgage Pro	5.98% 25 Dec 2033	77,770	73
	FNMA Pool 906868	5.5% 01 Dec 2036	68,763	74
	Continental Airls Pass Thru Tr	8.048% 01 May 2022	66,428	75
	Lennox International Inc	4.9% 15 May 2017	74,000	76
	Nomura Holdings Inc	5% 04 Mar 2015	73,000	76
	Verizon Communications Inc	8.75% 01 Nov 2018	60,000	78
	New Vy Gereration 1	7.299% 15 Mar 2019	70,179	80
	Financing Corp Princ Fico Strp	0% 30 Nov 2017	100,000	80
	Morgan Stanley Cap I Inc	1% 25 Apr 2034	76,753	81
	Comerica Inc	4.8% 01 May 2015	80,000	82
	Allegheny Ludlum Corp	6.95% 15 Dec 2025	79,000	82
	Citigroup Inc	5.5% 11 Apr 2013	79,000	84
	FNMA Pool 975593	5% 01 Jun 2038	80,105	84
	Owens Corning New	6.5% 01 Dec 2016	80,000	85
	Boston Scientific Corp	1% 15 Nov 2015	80,000	85
	Fed Hm Ln Pc Pool A81883	5.5% 01 Sep 2038	80,060	85
	Public Svc Elec + Gas Co	9.25% 01 Jun 2021	65,000	90
	Bear Stearns Cos Inc	7.25% 01 Feb 2018	76,000	90
	Procter + Gamble Co	8% 26 Oct 2029	69,000	91
	Tyson Foods Inc	7% 01 May 2018	86,000	92
	Morgan Stanley	5.625% 23 Sep 2019	91,000	93

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	DBS Bk LTD Singapore	5% 15 Nov 2019	90,000	94
*	Merrill Lynch Mtg Inv Tr	5.031% 25 May 2034	96,562	97
	Banc Of America Commercial Mgt	5.713% 10 May 2045	97,000	98
	Fed Hm Ln Pc Pool A73704	5% 01 Mar 2038	93,260	98
	Santander Issuances SA	5.911% 20 Jun 2016	100,000	98
	CRH America Inc	4.125% 15 Jan 2016	99,000	98
	Residential Asset Mtg Prods	4.609% 25 Jan 2034	100,542	99
	Kroger Co	6.4% 15 Aug 2017	87,000	100
	FNMA Pool Aa4667	5% 01 May 2039	96,289	101
	Rabobank Nederland Nv Ny	3.2% 11 Mar 2015	100,000	102
	Fed Republic Of Brazil	4.875% 22 Jan 2021	100,000	102
	Banco Nac De Desen Econo	5.5% 12 Jul 2020	100,000	103
	America Movil Sab De Cv	3.625% 30 Mar 2015	100,000	103
	National Australia Bank	3.75% 02 Mar 2015	100,000	103
	JPMorgan Chase + Co	5.15% 01 Oct 2015	100,000	106
	Korea Electric Power	5.5% 21 Jul 2014	100,000	107
	Morgan Stanley	6% 28 Apr 2015	100,000	108
	General Mtrs Accep Corp	7% 01 Feb 2012	105,000	108
	Ford Mtr Cr Co	7.25% 25 Oct 2011	105,000	109
	JPMorgan Mtg Tr	4.586% 25 Jul 2034	114,013	111
	Southwest Gas Corp	8.375% 15 Feb 2011	110,000	111
	AT+T Inc	5.5% 01 Feb 2018	100,000	111
	Financing Corp	9.4% 08 Feb 2018	80,000	112
	Time Warner Entmt Co LP	8.875% 01 Oct 2012	100,000	112
	BBV Intl Fin LTD	7% 01 Dec 2025	112,000	116
*	Merrill Lynch + Co Inc	5.45% 15 Jul 2014	110,000	116
	United States Treas Bds	2% 15 Jan 2026	110,190	117
	Hutchison Whampoa LTD	7.625% 09 Apr 2019	100,000	120
	Pearson Funding Two	4% 17 May 2016	120,000	122
	Brunswick Corp	7.375% 01 Sep 2023	140,000	123
	Greenwich Capital Comm Fnd	5.44% 10 Mar 2039	120,000	126
	Countrywide Finl Corp	6.25% 15 May 2016	125,000	128
	Landesbank Baden Wurttembe	7.625% 01 Feb 2023	106,000	129
	General Mtrs Accep Corp	6.875% 15 Sep 2011	130,000	133
	Duke Cap Corp	6.75% 15 Jul 2018	121,000	134
	Transocean Inc	4.95% 15 Nov 2015	130,000	134
	Ontario Hydro	7.45% 31 Mar 2013	120,000	136
	United States Treas Nts	4.25% 15 Nov 2017	125,000	138
	Ontario Prov CDA	4% 16 Jun 2014	129,000	139
	Financing Corp Cpn Fico Strips	0.01% 06 Jun 2018	180,000	141

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Equitable Res Inc	7.75% 15 Jul 2026	130,000	142
	Morgan Stanley Group Inc	5.3% 01 Mar 2013	143,000	152
*	Bank Amer NA Charlotte NC	1% 15 Jun 2016	171,000	153
	USAA Capital Corp	3.5% 17 Jul 2014	150,000	156
	Applied Matls Inc	7.125% 15 Oct 2017	132,000	156
*	Merrill Lynch + Co Inc	6.5% 15 Jul 2018	150,000	157
	Citigroup Coml Mtg Tr 2008 C7	6.034% 12 Dec 2049	156,517	158
	General Elec Cap Corp	6% 07 Aug 2019	150,000	167
	United States Treas	1.625% 15 Jan 2018	156,591	168
	Anadarko Petroleum Corp	6.95% 15 Jun 2019	159,000	178
	United States Treas Nts	1.875% 15 Jul 2013	178,616	190
	Morgan Stanley Dean Witter Cap	6.39% 15 Jul 2033	190,662	193
	Goldman Sachs Group Inc	5.35% 15 Jan 2016	184,000	198
	Fed Hm Ln Pc Pool G05860	5.5% 01 Feb 2040	190,351	203
	United States Treas Nts	1.375% 15 Jul 2018	202,840	214
	United States Treas Bds	3.5% 15 Feb 2039	250,000	215
	Federal Home Loan Bank	4.875% 27 Nov 2013	200,000	221
	Landesbank Baden Wurttemberg	5.05% 30 Dec 2015	200,000	225
	First Horizon Asset Securities	4.5% 25 Sep 2018	222,451	228
	United States Treas Bds	1.75% 15 Jan 2028	234,887	239
	Inter Amer Dev Bk	0.5% 17 Apr 2023	400,000	262
	Federal Home Ln Mtg Pc Gtd	8% 25 Apr 2024	231,328	268
	Wells Fargo Bk Natl Assn	5.75% 16 May 2016	250,000	276
	Fed Hm Ln Pc Pool A78453	5% 01 Jul 2038	263,380	276
	Private Expt Fdg Corp	5.45% 15 Sep 2017	250,000	285
	Fed Hm Ln Pc Pool G06051	4.5% 01 Jul 2039	290,275	298
	Citigroup Inc	8.5% 22 May 2019	253,000	314
	Federal Home Ln Mtg Corp	4.125% 27 Sep 2013	300,000	325
	Fed Hm Ln Pc Pool A92452	4.5% 01 Jun 2040	348,228	357
	Murphy Oil Corp	7.05% 01 May 2029	320,000	363
	Autopista Del Maipo Sociedad	7.373% 15 Jun 2022	392,848	385
	Federal Farm Cr Bks	4.85% 29 Jul 2020	400,000	442
	Federal Natl Mtg Assn	7.604% 25 Dec 2038	439,459	483
	GNMA Pool 726311	5% 15 Sep 2039	459,998	489
	Financing Corp	8.6% 26 Sep 2019	358,000	492
	FNMA TBA Jan 30 Single Fam	4.5% 01 Dec 2099	500,000	513
	Federal Natl Mtg Assn	5.5% 15 Mar 2011	530,000	536
	Irish Life + Permanent	3.6% 14 Jan 2013	600,000	538
	GNMA Pool 730990	4.5% 15 Jan 2040	584,802	608
	GNMA Pool 704580	4.5% 15 Jun 2039	601,535	625

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Fed Hm Ln Pc Pool G05255	5% 01 Dec 2038	615,240	646
	Financing Corp	9.65% 02 Nov 2018	450,000	647
	Fed Hm Ln Pc Pool A83706	5.5% 01 Dec 2038	631,407	673
	BGB Finance(Ire)	7.125% 27 Feb 2012	700,000	729
	FNMA TBA Single Family Mortgag	4% 01 Dec 2099	800,000	796
	GNMA Pool 704542	4.5% 15 May 2039	796,709	828
	US Treasury N/B	2.625% 15 Nov 2020	1,000,000	943
	FNMA Pool 995896	5% 01 Jun 2039	904,627	952
	GNMA Pool 718161	5% 15 Feb 2040	913,213	972
	GNMA Pool 723538	4.5% 15 Dec 2039	943,881	981
	Federal Natl Mtg Assn	4.75% 19 Nov 2012	1,000,000	1,076
	Federal Home Ln Mtg Corp	8.25% 01 Jun 2016	1,019,000	1,239
	United States Treas Nts	1.75% 31 Oct 2017	1,350,000	1,283
	Government Natl Mortg Assn	4% 01 Dec 2099	1,300,000	1,309
	Fed Hm Ln Pc Pool A78227	5.5% 01 Jun 2038	1,245,547	1,329
	FNMA TBA 30 Yr Single Family	3.5% 01 Dec 2099	1,400,000	1,337
	Government Tr Ctfs	0.01% 15 May 2011	2,380,000	2,371
	90 Day Eurodollar Futures CME	18 Jun 2012	(500,000)	0
	30 Yr US Treasury Bond Futures	22 Mar 2011	2,000,000	0
	10 Yr Interest Rate Swap Future	14 Mar 2011	(300,000)	0
	90 Day Eurodollar Futures CME	14 Mar 2011	500,000	0
	90 Day Eurodollar Futures CME	17 Sep 2012	(250,000)	0
	10 Yr US Treasury Note Futures	22 Mar 2011	6,100,000	0
	90 Day Eurodollar Futures CME	17 Dec 2012	(250,000)	0
	90 Day Eurodollar Futures CME	18 Mar 2013	(250,000)	0
	90 Day Eurodollar Futures CME	19 Dec 2011	(500,000)	0
	5 Yr US Treasury Note Futures	31 Mar 2011	(10,700,000)	0
	30 Yr US Treasury Bond Futures	22 Mar 2011	(2,100,000)	0
	10 Yr US Treasury Note Futures	22 Mar 2011	(1,400,000)	0
	2 Yr US Treasury Note Futures	31 Mar 2011	800,000	0
	90 Day Eurodollar Futures CME	13 Jun 2011	500,000	0
	5 Yr US Treasury Note Futures	31 Mar 2011	3,000,000	0
	90 Day Eurodollar Futures CME	19 Sep 2011	(1,000,000)	0
	30 Yr US Treasury Note Ftr Optn	21 Jan 2011	(2,000)	(2)
	30 Yr US Treasury Note Ftr Optn	21 Jan 2011	(2,000)	(1)
	30 Yr US Treasury Note Ftr Optn	21 Jan 2011	2,000	3
	Various Payables			(3,607)
	Various Insurance Companies	Synthetic Wrap Agreements***		(16,307)

	Total Stable Value Fund			586,249

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2010	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Collective Trusts
*	Merrill Lynch	Extended Market Index Trust	1,111,942	12,643
*	Merrill Lynch	Equity Index Trust	381,307	40,285

	Total Collective Trusts			52,928

*	Participant Loans	Interest at 3.25% to 9.25%, maturing through 2020	0	17,798

				$1,146,798

*	Indicates parties-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and, therefore is not included.
***	Represents adjustment to arrive at contract value.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 23, 2011	By:	/s/ William J. Lyons
William J. Lyons
Plan Administrator